FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

Item

1	Banco Santander, S.A. and Companies composing Santander Group – Interim Condensed Consolidated Financial Statements for the three-month period ended 31 March 2016, together with the Report on Limited Review

Item 1

Banco Santander, S.A. and Companies composing Santander Group

Interim Condensed Consolidated Financial Statements for the three-month period ended 31 March 2016, together with the Report on Limited Review

Translation of a report originally issued in Spanish and of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Interim Condensed Consolidated Financial Statements for the three-month period ended 31 March 2016

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2016 AND 31 DECEMBER 2015

(Millions of euros)

ASSETS	Note	31/03/16	31/12/15(*)	LIABILITIES AND EQUITY	Note	31/03/16	31/12/15(*)

CASH AND BALANCES WITH CENTRAL BANKS		73,239	81,329	FINANCIAL LIABILITIES HELD FOR TRADING	9	108,567	105,218

FINANCIAL ASSETS HELD FOR TRADING	5	152,621	147,287	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	63,404	54,768

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	48,771	45,043	FINANCIAL LIABILITIES AT AMORTISED COST	9	1,012,407	1,039,343

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	118,298	122,036	CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		453	174

LOANS AND RECEIVABLES	5	817,409	831,637	HEDGING DERIVATIVES		8,067	8,937

HELD-TO-MATURITY INVESTMENTS	5	4,566	4,355	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,815	1,379	LIABILITIES UNDER INSURANCE CONTRACTS		656	627

				PROVISIONS	10	14,292	14,494
HEDGING DERIVATIVES		8,581	7,727

				TAX LIABILITIES:		7,952	7,725
NON-CURRENT ASSETS HELD FOR SALE	6	5,727	5,646	Current		2,609	2,160
				Deferred		5,343	5,565

INVESTMENTS:		3,350	3,251
Associates		1,725	1,659	OTHER LIABILITIES		9,621	10,221
Joint ventures		1,625	1,592
				TOTAL LIABILITIES		1,225,419	1,241,507

INSURANCE CONTRACTS LINKED TO PENSIONS		286	299	SHAREHOLDERS’ EQUITY:	11	103,264	102,402
				Share capital		7,217	7,217
REINSURANCE ASSETS		340	331	Share premium		45,001	45,001
				Reserves		49,328	45,760
TANGIBLE ASSETS:	7	25,465	25,320	Other equity instruments		216	214
Property, plant and equipment		19,155	19,335	Less: Treasury shares		(131)	(210)
Investment property		6,310	5,985	Profit for the period attributable to the Parent		1,633	5,966
				Less: Dividends and remuneration		-	(1,546)
INTANGIBLE ASSETS:	8	28,693	29,430
Goodwill		26,209	26,960	VALUATION ADJUSTMENTS:	11	(15,949)	(14,362)
Other intangible assets		2,484	2,470	Available-for-sale financial assets		1,129	844
				Cash flow hedges		575	171
TAX ASSETS:		26,347	27,814	Hedges of net investments in foreign operations		(3,356)	(3,597)
Current		4,998	5,769	Exchange differences		(10,820)	(8,383)
Deferred		21,349	22,045	Non-current assets held for sale		-	-
				Entities accounted for using the equity method		(229)	(232)
OTHER ASSETS		8,692	7,376	Other valuation adjustments		(3,248)	(3,165)

				NON-CONTROLLING INTERESTS		11,466	10,713
				Valuation adjustments		(1,249)	(1,227)
				Other		12,715	11,940
				EQUITY		98,781	98,753
TOTAL ASSETS		1,324,200	1,340,260	TOTAL LIABILITIES AND EQUITY		1,324,200	1,340,260

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		40,176	40,115
				CONTINGENT COMMITMENTS		221,260	221,457

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet as at 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2016 AND 31 DECEMBER 2015

(Millions of reais)

ASSETS	Note	31/03/16	31/12/15(*)	LIABILITIES AND EQUITY	Note	31/03/16	31/12/15(*)

CASH AND BALANCES WITH CENTRAL BANKS		301,554	350,666	FINANCIAL LIABILITIES HELD FOR TRADING	9	447,015	453,669

FINANCIAL ASSETS HELD FOR TRADING:	5	628,402	635,058	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	261,059	236,142

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	200,809	194,212	FINANCIAL LIABILITIES AT AMORTISED COST	9	4,168,484	4,481,334

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	487,080	526,182	CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,865	750

LOANS AND RECEIVABLES	5	3,365,600	3,585,770	HEDGING DERIVATIVES		33,215	38,534

HELD-TO-MATURITY INVESTMENTS	5	18,800	18,777	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		7,473	5,946	LIABILITIES UNDER INSURANCE CONTRACTS		2,701	2,703

				PROVISIONS	10	58,847	62,494
HEDGING DERIVATIVES		35,331	33,317

				TAX LIABILITIES:		32,741	33,308
NON-CURRENT ASSETS HELD FOR SALE	6	23,580	24,344	Current		10,742	9,313
				Deferred		21,999	23,995

INVESTMENTS:		13,794	14,017
Associates		7,103	7,154	OTHER LIABILITIES		39,610	44,061
Joint ventures		6,691	6,864
				TOTAL LIABILITIES		5,045,537	5,352,995

INSURANCE CONTRACTS LINKED TO PENSIONS		1,178	1,289	SHAREHOLDERS’ EQUITY:	11	262,807	258,463
				Share capital		18,016	18,016
REINSURANCE ASSETS		1,400	1,427	Share premium		107,097	107,097
				Reserves		130,676	117,613
TANGIBLE ASSETS:	7	104,850	109,173	Other equity instruments		541	531
Property, plant and equipment		78,869	83,367	Less: Treasury shares		(540)	(904)
Investment property		25,981	25,806	Profit for the period attributable to the Parent		7,017	21,746
				Less: Dividends and remuneration		-	(5,636)
INTANGIBLE ASSETS:	8	118,141	126,893
Goodwill		107,913	116,243
Other intangible assets		10,228	10,650	VALUATION ADJUSTMENTS:	11	96,706	121,150
				Available-for-sale financial assets		4,648	3,638
TAX ASSETS:		108,481	119,925	Cash flow hedges		2,367	738
Current		20,579	24,874	Hedges of net investments in foreign operations		(13,816)	(15,507)
Deferred		87,902	95,051	Exchange differences		117,824	146,926
				Non-current assets held for sale		-	-
OTHER ASSETS		35,788	31,803	Entities accounted for using the equity method		(943)	(1,001)
				Other valuation adjustments		(13,374)	(13,644)

				NON-CONTROLLING INTERESTS		47,211	46,191
				Valuation adjustments		13,598	15,968
				Other		33,613	30,223
				EQUITY		406,724	425,804
TOTAL ASSETS		5,452,261	5,778,799	TOTAL LIABILITIES AND EQUITY		5,452,261	5,778,799

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		165,421	172,964
				CONTINGENT COMMITMENTS		911,016	954,856

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet as at 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2016 AND 2015

(Millions of euros)

		(Debit) Credit
	Note	31/03/16	31/03/15(*)

INTEREST AND SIMILAR INCOME	12	13,560	14,307
INTEREST EXPENSE AND SIMILAR CHARGES		(5,936)	(6,269)
NET INTEREST INCOME		7,624	8,038
INCOME FROM EQUITY INSTRUMENTS	12	44	33
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		83	99
FEE AND COMMISSION INCOME	12	3,112	3,261
FEE AND COMMISSION EXPENSE		(715)	(737)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	476	(203)
EXCHANGE DIFFERENCES (net)		28	898
OTHER OPERATING INCOME	12	1,109	969
OTHER OPERATING EXPENSES		(1,031)	(914)
GROSS INCOME		10,730	11,444
ADMINISTRATIVE EXPENSES		(4,572)	(4,785)
Staff costs		(2,683)	(2,755)
Other general administrative expenses		(1,889)	(2,030)
DEPRECIATION AND AMORTISATION CHARGE		(586)	(592)
PROVISIONS (net)		(381)	(603)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(2,416)	(2,563)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(35)	(60)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		8	172
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		-	-
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(17)	(24)
PROFIT BEFORE TAX		2,731	2,989
INCOME TAX		(810)	(922)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		1,921	2,067
PROFIT/LOSS FROM DISCONTINUED OPERATIONS (net)		-	-
CONSOLIDATED PROFIT FOR THE PERIOD		1,921	2,067
Profit attributable to the Parent		1,633	1,717
Profit attributable to non-controlling interests		288	350
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.11	0.12
Diluted earnings per share (euros)	3	0.11	0.12

From continuing operations:
Basic earnings per share (euros)	3	0.11	0.12
Diluted earnings per share (euros)	3	0.11	0.12

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2016 AND 2015

(Millions of reais)

		(Debit) Credit
	Note	31/03/16	31/03/15(*)

INTEREST AND SIMILAR INCOME	12	58,255	45,997
INTEREST EXPENSE AND SIMILAR CHARGES		(25,502)	(20,155)
NET INTEREST INCOME		32,753	25,842
INCOME FROM EQUITY INSTRUMENTS	12	189	106
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		357	318
FEE AND COMMISSION INCOME	12	13,369	10,484
FEE AND COMMISSION EXPENSE		(3,072)	(2,369)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	2,045	(653)
EXCHANGE DIFFERENCES (net)		120	2,887
OTHER OPERATING INCOME	12	4,765	3,115
OTHER OPERATING EXPENSES		(4,430)	(2,939)
GROSS INCOME		46,096	36,791
ADMINISTRATIVE EXPENSES		(19,641)	(15,383)
Staff costs		(11,526)	(8,857)
Other general administrative expenses		(8,115)	(6,526)
DEPRECIATION AND AMORTISATION CHARGE		(2,517)	(1,904)
PROVISIONS (net)		(1,637)	(1,939)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(10,379)	(8,240)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(150)	(192)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		35	553
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		-	-
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(73)	(77)
PROFIT BEFORE TAX		11,734	9,609
INCOME TAX		(3,480)	(2,964)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		8,254	6,645
PROFIT/LOSS FROM DISCONTINUED OPERATIONS (net)		-	-
CONSOLIDATED PROFIT FOR THE PERIOD		8,254	6,645
Profit attributable to the Parent		7,017	5,520
Profit attributable to non-controlling interests		1,237	1,125
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (reais)	3	0.47	0.39
Diluted earnings per share (reais)	3	0.47	0.39

From continuing operations:
Basic earnings per share (reais)	3	0.47	0.39
Diluted earnings per share (reais)	3	0.47	0.39

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2016 AND 2015

(Millions of euros)

	Note	31/03/16	31/03/15(*)

CONSOLIDATED PROFIT FOR THE PERIOD		1,921	2,067

OTHER RECOGNISED INCOME AND EXPENSE:		(1,609)	3,067
Items that will not be reclassified to profit or loss		(85)	(171)
Actuarial gains and losses on defined benefit pension plans	11	(124)	(226)
Non-current assets held for sale		-	-
Income tax relating to items that will not be reclassified to profit or loss		39	55
Items that may be reclassified subsequently to profit or loss for the period		(1,524)	3,238
Available-for-sale financial assets:		686	618
Revaluation gains/(losses)		946	828
Amounts transferred to income statement		(260)	(210)
Other reclassifications		-	-
Cash flow hedges:		563	77
Revaluation gains/(losses)		824	261
Amounts transferred to income statement		(261)	(184)
Other reclassifications		-	-
Hedges of net investments in foreign operations:	11	241	(1,260)
Revaluation gains/(losses)		241	(1,260)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Exchange differences:	11	(2,498)	3,982
Revaluation gains/(losses)		(2,498)	3,982
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Non-current assets held for sale:		-	-
Revaluation gains/(losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Entities accounted for using the equity method:		3	-
Revaluation gains/(losses)		3	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Income tax		(519)	(179)
TOTAL RECOGNISED INCOME AND EXPENSE		312	5,134
Attributable to the Parent		46	4,503
Attributable to non-controlling interests		266	631

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2016 AND 2015

(Millions of reais)

	Note	31/03/16	31/03/15(*)

CONSOLIDATED PROFIT FOR THE PERIOD		8,254	6,645

OTHER RECOGNISED INCOME AND EXPENSE:		(26,814)	38,475
Items that will not be reclassified to profit or loss		(365)	(550)
Actuarial gains and losses on defined benefit pension plans	11	(533)	(727)
Non-current assets held for sale		-	-
Income tax relating to items that will not be reclassified to profit or loss		168	177
Items that may be reclassified subsequently to profit or loss for the period		(26,449)	39,025
Available-for-sale financial assets:		2,947	1,987
Revaluation gains/(losses)		4,064	2,662
Amounts transferred to income statement		(1,117)	(675)
Other reclassifications		-	-
Cash flow hedges:		2,419	248
Revaluation gains/(losses)		3,540	840
Amounts transferred to income statement		(1,121)	(592)
Other reclassifications		-	-
Hedges of net investments in foreign operations:	11	1,035	(4,051)
Revaluation gains/(losses)		1,035	(4,051)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Exchange differences:	11	(30,633)	41,416
Revaluation gains/(losses)		(30,633)	41,416
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Non-current assets held for sale:		-	-
Revaluation gains/(losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Entities accounted for using the equity method:		13	-
Revaluation gains/(losses)		13	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Income tax		(2,230)	(575)
TOTAL RECOGNISED INCOME AND EXPENSE		(18,560)	45,120
Attributable to the Parent		(17,427)	40,168
Attributable to non-controlling interests		(1,133)	4,952

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2016 AND 2015

(Millions of euros)

	Equity attributable to the Parent						Non-controlling interests	Total equity
	Shareholders’ equity					Valuation adjustments
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent
Balance as at 31/12/15(*)	7,217	89,215	214	(210)	5,966	(14,362)	10,713	98,753
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance (*)	7,217	89,215	214	(210)	5,966	(14,362)	10,713	98,753
Total recognised income and expense	-	-	-	-	1,633	(1,587)	266	312
Other changes in equity	-	5,114	2	79	(5,966)	-	487	(284)
Capital increases/(reductions)	-	-	-	-	-	-	607	607
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	39	-	-	-	1	40
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(722)	-	-	-	-	(101)	(823)
Transactions involving own equity instruments (net)	-	(13)	-	79	-	-	-	66
Transfers between equity items	-	5,966	-	-	(5,966)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	40	40
Equity-instrument-based payments	-	-	(43)	-	-	-	-	(43)
Other increases/(decreases) in equity	-	(117)	6	-	-	-	(60)	(171)
Balance at 31/03/16	7,217	94,329	216	(131)	1,633	(15,949)	11,466	98,781

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 March 2016 AND 2015

(Millions of reais)

	Equity attributable to the Parent						Non-controlling interests	Total equity
	Shareholders’ equity					Valuation adjustments
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent
Balance as at 31/12/15(*)	18,016	219,074	531	(904)	21,746	121,150	46,191	425,804
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance (*)	18,016	219,074	531	(904)	21,746	121,150	46,191	425,804
Total recognised income and expense	-	-	-	-	7,017	(24,444)	(1,133)	(18,560)
Other changes in equity	-	18,699	10	364	(21,746)	-	2,153	(520)
Capital increases/(reductions)	-	-	-	-	-	-	2,666	2,666
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	167	-	-	-	3	170
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(2,632)	-	-	-	-	(433)	(3,065)
Transactions involving own equity instruments (net)	-	(56)	-	364	-	-	-	308
Transfers between equity items	-	21,746	-	-	(21,746)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	172	172
Equity-instrument-based payments	-	-	(183)	-	-	-	-	(183)
Other increases/(decreases) in equity	-	(359)	26	-	-	-	(255)	(588)
Balance at 31/03/16	18,016	237,773	541	(540)	7,017	96,706	47,211	406,724

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2016 AND 2015

(Millions of euros)

	Equity attributable to the Parent						Non-controlling interests	Total equity
	Shareholders’ equity					Valuation adjustments
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent
Balance as at 31/12/14 (*)	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance (*)	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714
Total recognised income and expense	-	-	-	-	1,717	2,786	631	5,134
Other changes in equity	738	11,881	33	(228)	(5,816)	-	649	7,257
Capital increases/(reductions)	738	6,705	-	-	-	-	9	7,452
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	12	-	-	-	-	12
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(665)	-	-	-	-	(26)	(691)
Transactions involving own equity instruments (net)	-	17	-	(228)	-	-	-	(211)
Transfers between equity items	-	5,816	-	-	(5,816)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	612	612
Equity-instrument-based payments	-	-	(46)	-	-	-	-	(46)
Other increases/(decreases) in equity	-	8	67	-	-	-	54	129
Balance at 31/03/15	7,030	91,181	298	(238)	1,717	(8,072)	10,189	102,105

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 March 2016 AND 2015

(Millions of reais)

	Equity attributable to the Parent						Non-controlling interests	Total equity
	Shareholders’ equity					Valuation adjustments
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent
Balance as at 31/12/14 (*)	15,027	188,920	613	(31)	18,135	37,584	28,692	288,940
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance (*)	15,027	188,920	613	(31)	18,135	37,584	28,692	288,940
Total recognised income and expense	-	-	-	-	5,520	34,648	4,952	45,120
Other changes in equity	2,323	37,401	116	(802)	(18,135)	-	1,977	22,880
Capital increases/(reductions)	2,323	21,308	-	-	-	-	27	23,658
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	38	-	-	-	-	38
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(2,074)	-	-	-	-	(84)	(2,158)
Transactions involving own equity instruments (net)	-	55	-	(802)	-	-	-	(747)
Transfers between equity items	-	18,135	-	-	(18,135)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	1,843	1,843
Equity-instrument-based payments	-	-	(149)	-	-	-	-	(149)
Other increases/(decreases) in equity	-	(23)	227	-	-	-	191	395
Balance at 31/03/15	17,350	226,321	729	(833)	5,520	72,232	35,621	356,940

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 March 2016 AND 2015

(Millions of euros)

	Note	31/03/16	31/03/15

A. CASH FLOWS FROM OPERATING ACTIVITIES		(4,008)	(11,604)
Consolidated profit for the period		1,921	2,067
Adjustments made to obtain the cash flows from operating activities:		4,760	4,926
Depreciation and amortisation charge		586	592
Other adjustments		4,174	4,334
Net increase/(decrease) in operating assets and liabilities:		(10,633)	(18,718)
Operating assets		(23,088)	(40,387)
Operating liabilities		12,455	21,669
Income tax recovered/(paid)		(56)	121
B. CASH FLOWS FROM INVESTING ACTIVITIES		(1,440)	(1,347)
Payments:		2,199	2,562
Tangible assets	7	1,720	1,409
Intangible assets		440	165
Investments		3	29
Subsidiaries and other business units		36	959
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other payments related to investing activities		-	-
Proceeds:		759	1,215
Tangible assets	7	545	751
Intangible assets		-	210
Investments		7	10
Subsidiaries and other business units		-	59
Non-current assets held for sale and associated liabilities	6	207	185
Held-to-maturity investments		-	-
Other proceeds related to investing activities		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES		(1,067)	9,001
Payments:		1,534	669
Dividends	3	722	328
Subordinated liabilities		361	68
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		411	273
Other payments related to financing activities		40	-
Proceeds:		467	9,670
Subordinated liabilities		-	2,101
Issuance of own equity instruments	11	-	7,500
Disposal of own equity instruments		467	69
Other proceeds related to financing activities		-	-
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(1,575)	2,263
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(8,090)	(1,687)
F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF PERIOD		81,329	69,428
G. CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		73,239	67,741

COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF PERIOD
Cash		6,826	6,736
Cash equivalents at central banks		66,413	61,005
Other financial assets		-	-
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		73,239	67,741

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2016 AND 2015

(Millions of reais)

	Note	31/03/16	31/03/15

A. CASH FLOWS FROM OPERATING ACTIVITIES		(17,217)	(37,307)
Consolidated profit for the period		8,254	6,645
Adjustments made to obtain the cash flows from operating activities:		20,449	15,837
Depreciation and amortisation charge		2,517	1,904
Other adjustments		17,932	13,933
Net increase/(decrease) in operating assets and liabilities:		(45,679)	(60,178)
Operating assets		(99,187)	(129,844)
Operating liabilities		53,508	69,666
Income tax recovered/(paid)		(241)	389
B. CASH FLOWS FROM INVESTING ACTIVITIES		(6,185)	(4,330)
Payments:		9,447	8,236
Tangible assets	7	7,389	4,530
Intangible assets		1,890	530
Investments		13	93
Subsidiaries and other business units		155	3,083
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other payments related to investing activities		-	-
Proceeds:		3,262	3,906
Tangible assets	7	2,342	2,414
Intangible assets		-	675
Investments		30	32
Subsidiaries and other business units		-	190
Non-current assets held for sale and associated liabilities	6	890	595
Held-to-maturity investments		-	-
Other proceeds related to investing activities		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES		(4,094)	28,687
Payments:		6,100	2,120
Dividends	3	3,198	1,023
Subordinated liabilities		971	219
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		1,766	878
Other payments related to financing activities		165	-
Proceeds:		2,006	30,807
Subordinated liabilities		-	6,755
Issuance of own equity instruments	11	-	23,830
Disposal of own equity instruments		2,006	222
Other proceeds related to financing activities		-	-
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(21,616)	26,152
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(49,112)	13,202
F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF PERIOD		350,666	223,607
G. CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		301,554	236,809

COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF PERIOD
Cash		28,105	23,548
Cash equivalents at central banks		273,449	213,261
Other financial assets		-	-
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		301,554	236,809

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended 31 March 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the three-month period ended 31 March 2016

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements for the three-month period ended 31 March 2016 (“interim financial statements”) were prepared and signed by the Group’s directors at the board meeting held on 26 April 2016.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

Banco Santander, S.A.’s policy is to present its interim financial statements using the euro as its presentation currency, for their use in the various markets. These interim financial statements were prepared to comply with the requirements and specific provisions established in CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (CVM), as a result of the trading of the Bank’s marketable securities in Brazilian regulated markets, which requires the presentation of interim consolidated financial statements prepared in accordance with financial reporting standard IAS 34 issued by the IASB, in Brazilian reais and in Brazilian Portuguese. Accordingly, these interim consolidated financial statements may not be suitable for other purposes.

The Group’s consolidated financial statements for 2015 prepared in accordance with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on 12 February 2016) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and with the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at 31 December 2015 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in consolidated equity and the consolidated cash flows in 2015.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the three-month period ended 31 March 2016.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorised for issue, focusing on new activities, events and circumstances occurring during the first quarter, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended 31 December 2015.

These interim financial statements are presented in euros (the Bank’s functional currency and the Group’s presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil and subsequent amendments thereto. The balances were translated to reais in accordance with the policies set forth in Note 2.a to the Group’s consolidated financial statements for 2015, which were prepared to comply with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil. As indicated in the aforementioned Note 2.a, for practical reasons, balance sheet was translated at closing period exchange rate, the shareholders equity at historical exchange rate and income and expenses were translated at the average exchange rate for the period; the application of this exchange rate or that corresponding to the date of each transaction does not give rise to significant differences in the Group’s interim financial statements.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2015, taking into account the standards and interpretations that came into force in the first quarter of 2016. In this connection it should be noted that the following standards came into force in the first quarter of 2016:

-     Disclosure Initiative (Amendments to IAS 1) (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - the main objective of these amendments is to improve financial statement presentation and disclosures. To this end, the amendments introduce certain qualifications relating to materiality, aggregation and disaggregation of items and the structure of the notes.

-     Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortisation (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - these amendments clarify that when an item of property, plant and equipment or an intangible asset is accounted for using the revaluation model, the total gross carrying amount of the asset is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset, so that the accumulated depreciation or amortisation is equal to the difference between the gross carrying amount and the carrying amount of the asset after revaluation (after taking into account any impairment losses).

-

Amendments to IASs 16 and 41 - Bearer Plants (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

-

Amendments to IAS 27 - Equity Method in Separate Financial Statements (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - these amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

-

Amendments to IFRS 11 - Accounting for Acquisitions of Interests in Joint Operations (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) – these amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

-

Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after 1 January 2016, early application permitted) - these improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2015.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.

The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets - available-for-sale financial assets, loans and receivables, non-current assets held for sale, investments, tangible assets and intangible assets–;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The calculation of provisions and the consideration of contingent liabilities;

7.	The fair value of certain unquoted assets and liabilities; and

8.	The recoverability of deferred tax assets.

In the three-month period ended 31 March 2016 there were no significant changes in the estimates made at 2015 year-end other than those indicated in these interim financial statements.

d)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended 31 December 2015 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from 31 December 2015 to the date of formal preparation of these interim financial statements.

e)	Comparative information

The information for 2015 contained in these interim financial statements is presented for comparison purposes only with the information relating to three-month period ended 31 March 2016.

In order to interpret the changes in the balances with respect to December 2015, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended 31 December 2015) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2016, considering the exchange rates at the end of the three-month period, was as follows: Mexican peso (-3.45,%), US dollar (-4.37%), Brazilian real (+4.72%), pound sterling (-7.28%), Chilean peso (+1.42%) and Polish zloty (+0.15%).

f)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the three-month period ended 31 March 2016.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the first quarter of 2016.

h)	Events after the reporting period

It should be noted that from 1 April 2016 to the date on which the interim financial statements for the first quarter of 2016 were authorised for issue, the following significant event occurred at Santander Group:

-

Commercial transformation plan: During April the Group has started negotiations with the trade unions in order to drive a commercial transformation plan for Santander Spain and move ahead with the construction of a more simple Corporative Center that creates more value to the subsidiaries. On the signing date of these interim consolidated financial statements, Group’s directors consider that it isn’t possible to estimate financial impact figures of these measures because of it is in a preliminary realization phase and the characteristics that a process like this leads to.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash and balances with central banks in the condensed consolidated balance sheet.

-	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2.   Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended 31 December 2015 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2015, 2014 and 2013.

There were no significant adquisitions/ disposals of ownership interests, as well as on other significant corporate transactions, in the first quarter of 2016.

The most significant transactions in process in the first quarter of 2016 were as follows:

Other transactions

Custody business

On 19 June 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil. The remaining 50% will be retained by the Group.

On March 16, 2016, the parties agreed disregard the original investment structure and continue to work in good faith until June 30, 2016, on an alternative investment structure that would allow the sale by Santander of the 50% stake referred to above.

Agreement with UniCredit, Warburg Pincus and General Atlantic

On 23 April 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into a heads of terms and exclusivity agreement with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement provides for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group will have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but rather will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

On 11 November 2015, the final framework agreement was signed by UniCredit, Santander, Warburg Pincus and General Atlantic for the integration of these businesses in accordance with the aforementioned structure.

At present the transactions is scheduled to be completed in 2016 once the preconditions established in the framework agreement have been met and the relevant regulatory authorisations have been obtained

Purchase of shares to DDFS LLC in Santander Consumer USA (SCUSA)

Also, on 3 July 2015, the Group announced that it had reached an agreement to purchase the 9.68% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorisations, the Group will have an ownership interest of approximately 68.62% in SCUSA.

3.   Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first three months of 2016 and 2015 was as follows:

	31/03/16			31/03/15
	% of par value	Euros per share	Amount (millions of euros)	% of par value	Euros per share	Amount (millions of euros)

Ordinary shares	10.00%	0.05000	722	4.75%	0.02375	328
Other shares (non-voting, redeemable, etc.)				-	-	-
Total remuneration paid	10.00%	0.05000	722	4.75%	0.02375	328
Remuneration paid out of profit	10.00%	0.05000	722	4.75%	0.02375	328
Remuneration paid with a charge to reserves or share premium	-	-	-	-	-	-
Remuneration paid in kind	-	-	-	-	-	-

	31/03/16			31/03/15
	% of par value	Reais per share	Amount (millions of reais)	% of par value	Reais per share	Amount (millions of reais)

Ordinary shares	10.00%	0.22147	3.198	4.75%	0.07406	1.023
Other shares (non-voting, redeemable, etc.)				-	-	-
Total remuneration paid	10.00%	0.22147	3.198	4.75%	0.07406	1.023
Remuneration paid out of profit	10.00%	0.22147	3.198	4.75%	0.07406	1.023
Remuneration paid with a charge to reserves or share premium	-	-	-	-	-	-
Remuneration paid in kind	-	-	-	-	-	-

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	31/03/16	31/03/15
Net profit attributable to the Parent (millions of euros)	1,633	1,717
Remuneration of contingently convertible preference shares (millions of euros)	(84)	(68)
	1,549	1,649
Of which:
Profit/Loss from discontinued operations (millions of euros)	-	-
Profit from continuing operations (millions of euros)	1,549	1,649
Weighted average number of shares outstanding	14,391,044,388	13,664,257,942
Basic earnings per share (euros)	0.11	0.12
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.11	0.12

	31/03/16	31/03/15
Net profit attributable to the Parent (millions of reais)	7,017	5,520
Remuneration of contingently convertible preference shares (millions of reais)	(260)	(219)
	6,757	5,301
Of which:
Profit/Loss from discontinued operations (millions of reais)	-	-
Profit from continuing operations (millions of reais)	6,757	5,301
Weighted average number of shares outstanding	14,391,044,388	13,664,257,942
Basic earnings per share (reais)	0.47	0.39
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	0.47	0.39

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	31/03/16	31/03/15

Net profit attributable to the Parent (millions of euros)	1,633	1,717
Remuneration of contingently convertible preference shares (millions of euros)	(84)	(68)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
Net profit attributable to the Parent (millions of euros)	1,549	1,649
Of which:
Profit/Loss from discontinued operations (millions of euros)	-	-
Profit from continuing operations (millions of euros)	1,549	1,649

Weighted average number of shares outstanding	14,391,044,388	13,664,257,942
Dilutive effect of:
Options/ receipt of shares	53,907,515	21,188,883
Adjusted number of shares	14,444,951,903	13,685,446,825
Diluted earnings per share (euros)	0.11	0.12
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.11	0.12

	31/03/16	31/03/15

Net profit attributable to the Parent (millions of reais)	7,017	5,520
Remuneration of contingently convertible preference shares (millions of reais)	(286)	(219)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
Profit attributable to the Parent (millions of reais)	6,731	5,301
Of which:
Profit/Loss from discontinued operations (millions of reais)	-	-
Profit from continuing operations (millions of reais)	6,731	5,301

Weighted average number of shares outstanding	14,391,044,388	13,664,257,942
Dilutive effect of:
Options/ receipt of shares	53,907,515	21,188,883
Adjusted number of shares	14,444,951,903	13,685,446,825
Diluted earnings per share (reais)	0.47	0.39
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	0.47	0.39

4.   Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended 31 December 2015 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2015 and 2014.

The most salient data relating to the aforementioned remuneration and benefits for the three-month periods ended 31 March 2016 and 2015 are summarised as follows:

Remuneration of directors (1)

	Thousands of euros
	31/03/16	31/03/15

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	1,741	2,165
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	262	508
Bylaw-stipulated annual directors’ emoluments (2)	946	-
Other (except insurance premiums)	589	347
Sub-total	3,538	3,020

Transactions with shares and/or other financial instruments	-	-
	3,538	3,020

	Thousands of reais
	31/03/16	31/03/15

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	7,479	6,960
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	4,064	-
Bylaw-stipulated annual directors’ emoluments (2)	1,126	1,633
Other (except insurance premiums)	2,530	1,116
Sub-total	15,199	9,709

Transactions with shares and/or other financial instruments	-	-
	15,199	9,709

(1)   The notes to the annual consolidated financial statements for 2016 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

(2)   During 2015 the stipulated annual director’s emoluments has been modified. The accrual during the first three f months of 2015 amounted to 862 thousand Euro (BRL: 2.771 thousand).

Other benefits of the directors

	Thousands of euros
	31/03/16	31/03/15

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	101	4,262
Pension funds and plans: Provisions and/or contributions (1)	1,124	1,330
Pension funds and plans: Accumulated rights (2)	117,675	136,968
Life insurance premiums	475	377
Guarantees provided for directors	-	-

	Thousands of reais
	31/03/16	31/03/15

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	415	14,898
Pension funds and plans: Provisions and/or contributions (1)	4,629	4,649
Pension funds and plans: Accumulated rights (2)	484,515	478,813
Life insurance premiums	1,956	1,318
Guarantees provided for directors	-	-

(1)   Corresponds to the provisions and/or contributions made in the first quarter of 2016 and 2015 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability).

(2)   Corresponds to the pension rights accumulated by the directors. In addition, at 31 March 2016 and 2015, former Board members held accumulated pension rights amounting to EUR 114,943 thousand (BRL 460,914 thousand) and EUR 89,471 thousand (BRL 312,773 thousand), respectively.

Also, in their capacity as members of the boards of directors of other Group companies, Mr Matías Rodríguez Inciarte received EUR 10.5 thousand (BRL 45 thousand) in the first quarter of 2015 as non-executive director of U.C.I., S.A. (first quarter of 2015:– EUR 10.5 thousand (BRL 37 thousand).

Remuneration of senior managers (1) (2) (3)

	Thousands of euros
	31/03/16	31/03/15

Senior management:
Total remuneration of senior management	5,651	8,878

	Thousands of reais
	31/03/16	31/03/15

Senior management:
Total remuneration of senior management	24,277	28,543

(1)   The above amounts reflect the quarterly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.

(2)   The number of senior managers of the Bank, excluding executive directors, changed from 28 in the first quarter of 2015 to 20 in the first quarter of 2016.

(3)   In addition, members of Senior Management who, at March 31, 2016, had ceased their duties, received remunerations or payments related to their resignations in the amount of 784 thousand euros (BRL: 3.368 thousand) during the three month period ended March 31, 2016.

The annual variable remuneration (or bonus) for 2015 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2016 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the notes to the financial statements for 2016.

5.    Financial assets

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at 31 March 2016 and 31 December 2015 is as follows:

	Millions of euros
	31/03/16
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	4,468	30,714	-	52,220	-
Loans and advances to customers	6,866	13,884	-	752,702	-
Debt instruments	50,060	3,564	113,656	12,487	4,566
Equity instruments	14,584	609	4,642	-	-
Trading derivatives	76,643	-	-	-	-
	152,621	48,771	118,298	817,409	4,566

	Millions of reais
	31/03/16
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	18,397	126,462	-	215,011	-
Loans and advances to customers	28,270	57,166	-	3,099,175	-
Debt instruments	206,117	14,674	467,967	51,414	18,800
Equity instruments	60,048	2,507	19,113	-	-
Trading derivatives	315,570	-	-	-	-
	628,402	200,809	487,080	3,365,600	18,800

	Millions of euros
	31/12/15
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	2,293	26,403	-	50,256	-
Loans and advances to customers	6,081	14,293	-	770,474	-
Debt instruments	43,964	3,717	117,187	10,907	4,355
Equity instruments	18,225	630	4,849	-	-
Trading derivatives	76,724	-	-	-	-
	147,287	45,043	122,036	831,637	4,355

	Millions of reais
	31/12/15
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	9,887	113,842	-	216,689	-
Loans and advances to customers	26,219	61,627	-	3,322,053	-
Debt instruments	189,560	16,027	505,275	47,028	18,777
Equity instruments	78,581	2,716	20,907	-	-
Trading derivatives	330,811	-	-	-	-
	635,058	194,212	526,182	3,585,770	18,777

b)	Sovereign risk with peripheral European countries

The detail at 31 March 2016 and 31 December 2015, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2015), is as follows:

Sovereign risk by country of issuer/borrower at 31 March 2016 (*)
						Millions of euros
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Held-to maturity investments	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	8,191	(3,040)	24,544	1,210	2,015	14,624	47,544	41	-
Portugal	179	(400)	5,235	932	6	900	6,852	-	(1)
Italy	3,773	(1,761)	-	-	-	-	2,012	(2)	2
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	44	-

	Sovereign risk by country of issuer/borrower at 31 March 2016 (*)
						Millions of reais
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Held-to maturity investments	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	33,726	(12,517)	101,057	4,982	8,297	60,213	195,758	169	-
Portugal	737	(1,647)	21,555	3,837	25	3,706	28,213	-	(4)
Italy	15,535	(7,251)	-	-	-	-	8,284	(8)	8
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	181	-

(*)

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,835 million (BRL 48,730 million) (of which EUR 10,389 million, EUR 606 million and EUR 840 million (BRL 42,776 million, BRL 2,495 million and BRL 3,459 million) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 1,989 million (BRL 8,190 million) (of which EUR 1,850 million, EUR 75 million,EUR 62 million and EUR 2 million. (BRL 7,618million, BRL 309 million, BRL 255 million and BRL 8 million) relate to Spain, Portugal, Italy and Ireland , respectively).

(**)	Presented without taking into account the valuation adjustments recognised (EUR 24 million (BRL 99 million)).

(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2015 (*)
						Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Held-to maturity investments	Loans and receivables			Other than CDSs	CDSs
Spain	7,647	(2,446)	26,443	1,032	2,025	13,993	48,694	(217)	-
Portugal	278	(174)	7,916	916	-	1,071	10,007	-	1
Italy	3,980	(1,263)	-	-	-	-	2,717	(4)	4
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	6	-

	Sovereign risk by country of issuer/borrower at 31 December 2015 (*)
						Millions of reais
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Held-to maturity investments	Loans and receivables			Other than CDSs	CDSs
Spain	32,972	(10,598)	114,014	4,450	8,731	60,334	209,903	(936)	-
Portugal	1,199	(750)	34,131	3,950	-	4,618	43,148	-	4
Italy	17,161	(5,446)	-	-	-	-	11,715	(17)	17
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	26	-

(*)

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,273 million (BRL 48,606 million) (of which EUR 9,892 million, EUR 605 million and EUR 776 million (BRL 42,651 million, BRL 2,609 million and BRL 3,346 million) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,134 million (BRL 13,513 million) (of which EUR 3,045 million and EUR 89 million (BRL 13,129 million and BRL 384 million) relate to Spain and Portugal, respectively).

(**)	Presented without taking into account the valuation adjustments recognised (EUR 31 million (BRL 134 million)).

(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 March 2016 and 31 December 2015 is as follows:

Exposure to other counterparties by country of issuer/borrower at 31 March 2016 (*)
	Millions of euros
			Debt instruments						Derivatives (***)
			Financial assets				Loans and
	Balances with central banks	Reverse repurchase agreements	held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables	Held-to maturity investments	advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,843	18,266	1,386	5,082	1,023	-	151,697	179,297	3,759	(37)
Portugal	1,087	-	124	497	3,093	245	29,540	34,586	1,831	-
Italy	6	-	467	848	-	-	6,986	8,307	161	5
Greece	-	-	-	-	-	-	45	45	38	-
Ireland	-	-	47	218	90	-	727	1,082	272	-

Exposure to other counterparties by country of issuer/borrower at 31 March 2016 (*)
	Millions of reais
			Debt instruments						Derivatives (***)
			Financial assets				Loans and
	Balances with central banks	Reverse repurchase agreements	held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables	Held-to maturity investments	advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	7,588	75,208	5,707	20,925	4,212	-	624,597	738,237	15,477	(152)
Portugal	4,476	-	511	2,046	12,735	1,009	121,628	142,405	7,539	-
Italy	25	-	1,923	3,492	-	-	28,764	34,204	663	21
Greece	-	-	-	-	-	-	185	185	156	-
Ireland	-	-	194	898	371	-	2,993	4,456	1,120	-

(*)

Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 63,454 million, EUR 7,272 million, EUR 3,648 million, EUR 13 million and EUR 399 million (BRL 261,265 million, BRL 29,942 million, BRL 15,020 million, BRL 54 million and BRL 1,643 million) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 11,500 million (BRL 47,350 million)).

(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2015 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
			Financial assets
	Balances with central banks	Reverse repurchase agreements	held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	2,349	15,739	1,545	4,166	1,143	153,863	178,805	3,367	(42)
Portugal	2,938	-	159	992	2,999	29,928	37,016	1,729	-
Italy	5	-	167	813	-	6,713	7,698	35	5
Greece	-	-	-	-	-	44	44	32	-
Ireland	-	-	63	239	40	734	1,076	300	-

Exposure to other counterparties by country of issuer/borrower at 31 December 2015 (*)
	Millions of reais
			Debt instruments					Derivatives (***)
			Financial assets
	Balances with central banks	Reverse repurchase agreements	held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	10,128	67,862	6,662	17,963	4,928	663,411	770,954	14,517	(181)
Portugal	12,668	-	686	4,277	12,931	129,041	159,603	7,455	-
Italy	22	-	720	3,505	-	28,944	33,191	151	22
Greece	-	-	-	-	-	190	190	138	-
Ireland	-	-	272	1,030	172	3,165	4,639	1,294	-

(*)

Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 64,159 million, EUR 6,374 million, EUR 3,746 million, EUR 17 million and EUR 387 (BRL 276,634 million, BRL 27,483 million, BRL 16,152 million, BRL 73 million and BRL 1,669 million) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 11,641 million (BRL 50,192 million)).

(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 31 March 2016 and 31 December 2015:

31/03/16
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	724	1,007	(283)	(2)	(35)	(37)
Portugal	Sovereign	26	288	(262)	1	(2)	(1)
	Other	35	56	(21)	-	-	-
Italy	Sovereign	169	434	(265)	(1)	3	2
	Other	623	729	(106)	(3)	8	5
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

31/03/16
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	2,981	4,146	(1,165)	(8)	(144)	(152)
Portugal	Sovereign	107	1,186	(1,079)	4	(8)	(4)
	Other	144	230	(86)	-	-	-
Italy	Sovereign	696	1,787	(1,091)	(5)	13	8
	Other	2,565	3,002	(437)	(12)	33	21
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

31/12/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net

Spain	Sovereign	-	-	-	-	-	-
	Other	724	991	(267)	(3)	(39)	(42)
Portugal	Sovereign	28	187	(159)	-	1	1
	Other	71	77	(6)	-	-	-
Italy	Sovereign	183	448	(265)	(1)	5	4
	Other	553	618	(65)	4	2	6
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

31/12/15
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net

Spain	Sovereign	-	-	-	-	-	-
	Other	3,122	4,273	(1,151)	(13)	(168)	(181)
Portugal	Sovereign	121	806	(685)	-	4	4
	Other	306	332	(26)	-	-	-
Italy	Sovereign	789	1,932	(1,143)	(4)	22	18
	Other	2,384	2,665	(281)	17	9	26
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

c)	Valuation adjustments of financial assets

c.1) Available-for-sale financial assets

As of 31 March 2016, the net impairment losses over financial assets available for sale was EUR 44 million - BRL 189 million- (first quarter of 2015: EUR 32 million (BRL 103 million)), of which EUR 8 million (BRL 35 million) relates to assets impairment (EUR 21 million (BRL 68 million) in the first quarter of 2015).

Changes in value of these assets are presented in equity under Valuation adjustments - Available-for-sale financial assets (see Note 11). The changes in valuation adjustments in the three-month period are recognised in the condensed consolidated statement of recognised income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the three-month periods ended 31 March 2016 and 2015 were as follows:

	Millions of euros
	31/03/16	31/03/15

Balance at beginning of period	26,631	27,321

Impairment losses charged to income for the period	2,732	2,874
Of which:
Impairment losses charged to income	4,363	4,270
Impairment losses reversed with a credit to income	(1,631)	(1,396)
Write-off of impaired balances against recorded impairment allowance	(2,699)	(2,715)
Exchange differences and other changes	(274)	674

Balance at end of period	26,390	28,154

Of which, relating to:
Impaired assets	17,784	20,135
Of which, arising from country risk	19	23
Other assets	8,606	8,019

	Millions of reais
	31/03/16	31/03/15

Balance at beginning of period	114,825	87,994

Impairment losses charged to income for the period	11,737	9,240
Of which:
Impairment losses charged to income	18,744	13,728
Impairment losses reversed with a credit to income	(7,007)	(4,488)
Write-off of impaired balances against recorded impairment allowance	(11,113)	(8,729)
Exchange differences and other changes	(6,791)	9,916

Balance at end of period	108,658	98,421

Of which, relating to:
Impaired assets	73,224	70,388
Of which, arising from country risk	78	80
Other assets	35,434	28,033

Previously written-off assets recovered in the first three months of 2016 and 2015 amounted to EUR 360 million and EUR 343 million (BRL1,547 million and BRL 1,103 million), respectively. Considering these amounts and those recognised under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 2,372 million in the first quarter of 2016 (BRL 10,190 million) (first quarter of 2015: EUR 2,531 million (BRL 8,137 million)). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 2,416 million (BRL 10,379 million) for the three-month period ended 31 March 2016 (31 March 2015: EUR 2,563 million (BRL 8,240 million)).

d)	Non-performing assets

The detail of the changes in the three-month periods ended 31 March 2016 and 2015 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	31/03/16	31/03/15

Balance at beginning of period	36,298	40,552
Net additions	1,902	2,155
Written-off assets	(2,699)	(2,715)
Changes in scope of consolidation	-	54
Exchange differences and other	80	860
Balance at end of period	35,581	40,906

	Millions of reais
	31/03/16	31/03/15

Balance at beginning of period	156,506	130,606
Net additions	8,170	6,928
Written-off assets	(11,113)	(8,729)
Changes in scope of consolidation	-	174
Exchange differences and other	(7,062)	14,019
Balance at end of period	146,501	142,998

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at 31 March 2016 and 31 December 2015:

	Millions of euros		Millions of euros
	31/03/16		31/12/15
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	52,220	52,406	50,256	50,440
Loans and advances to customers	752,702	760,103	770,474	775,713
Debt instruments	17,053	16,970	15,262	15,071
ASSETS	821,975	829,479	835,992	841,224

	Millions of reais		Millions of reais
	31/03/16		31/12/15
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	215,011	215,776	216,689	217,482
Loans and advances to customers	3,099,175	3,129,648	3,322,053	3,344,642
Debt instruments	70,214	69,872	65,805	64,982
ASSETS	3,384,400	3,415,296	3,604,547	3,627,106

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2015.

6.   Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at 31 March 2016 and 31 December 2015 is as follows:

	Millions of euros
	31/03/16	31/12/15

Tangible assets	5,702	5,623
Of which:
Foreclosed assets	5,607	5,533
Of which: Property assets in Spain	5,066	4,983
Other tangible assets held for sale	95	90
Other assets	25	23
	5,727	5,646

	Millions of reais
	31/03/16	31/12/15

Tangible assets	23,477	24,245
Of which:
Foreclosed assets	23,086	23,857
Of which: Property assets in Spain	20,859	21,485
Other tangible assets held for sale	391	388
Other assets	103	99
	23,580	24,344

At 31 March 2016, the allowance that covers the value of the foreclosed assets represents a coverage ratio of 51.2% of the gross value of the portfolio (31 December 2015: 51.4%). The net charges recorded in the first quarter of 2016 amounted to EUR 42 million (BRL 173 million) (first quarter of 2015: EUR 39 million (BRL 125 million)).

In the first quarter of 2016, the Group sold foreclosed properties for a net total of approximately EUR 194 million (BRL 834 million) with a gross carrying amount of EUR 276 million (BRL 1,186 million), for which provisions totalling EUR 106 million (BRL 455 million) had been recognised. In the first quarter of 2016, these sales gave rise to gains of EUR 23 million (BRL 103 million) which are recognised under Gains/(losses) foreclosed assets in the condensed consolidated income statements for the first quarter of 2016 and 2015. Also, in the first three months of 2016 other foreclosed assets were sold for EUR 13 million (BRL 56 million) with a gain of EUR 3 million (BRL 13 million).

7.   Tangible assets

a)	Changes in the period

In the first three months of 2016, tangible assets were acquired for EUR 1,720 million (BRL 7,389 million) (first three months of 2015: EUR 1,409 million (BRL 4,530 million)).

Also, in the first three months of 2016, tangible asset items were disposed of with a carrying amount of EUR 536 million (BRL 2,303 million) (first three months of 2015: EUR 742 million (BRL 2,385 million)), giving rise to a net gain of EUR 9 million (BRL 39 million) (first three months of 2015: EUR 9 million (BRL 29 million)).

b)	Impairment losses

In the first three months of 2016, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 12 million (BRL 51 million) (first three months of 2015: EUR 29 million (BRL 93 million)), which were recognised under Impairment losses on other assets.

c)	Property, plant and equipment purchase commitments

At 31 March 2016 and 2015, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.   Intangible assets

a)	Goodwill

The detail of Goodwill at 31 March 2016 and 31 December 2015, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	31/03/16	31/12/15

Santander UK	9,388	10,125
Banco Santander (Brazil)	4,807	4,590
Santander Consumer USA	2,946	3,081
Bank Zachodni WBK	2,427	2,423
Santander Bank NA	1,804	1,886
Santander Consumer Germany	1,217	1,217
Banco Santander Totta	1,040	1,040
Banco Santander - Chile	653	644
Grupo Financiero Santander (Mexico)	499	517
Santander Consumer Bank (Nordics)	546	546
Other companies	882	891
	26,209	26,960

	Millions of reais
	31/03/16	31/12/15

Santander UK	38,654	43,656
Banco Santander (Brazil)	19,792	19,791
Santander Consumer USA	12,130	13,284
Bank Zachodni WBK	9,993	10,447
Santander Bank NA	7,428	8,132
Santander Consumer Germany	5,011	5,247
Banco Santander Totta	4,282	4,484
Banco Santander - Chile	2,689	2,777
Grupo Financiero Santander (Mexico)	2,055	2,229
Santander Consumer Bank (Nordics)	2,248	2,354
Other companies	3,631	3,842
	107,913	116,243

In the first quarter of 2016, goodwill decreased by EUR 750 million due to exchange differences which, pursuant to current regulations, were recognised with a credit to Valuation adjustments - Exchange differences in equity in the consolidated statement of recognised income and expense.

Note 17 to the consolidated financial statements for the year ended 31 December 2015 includes detailed information on the procedures followed by the Group to analyse the potential impairment losses on the goodwill recognised with respect to its recoverable amount and to recognise the related impairment, as appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first quarter of 2016 there were no impairment losses which required recognition.

b)	Other intangible assets

During the first three months of 2016 and 2015, there were no significant impairment losses.

9.   Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at 31 March 2016 and 31 December 2015 is as follows:

	Millions of euros
	31/03/16			31/12/15
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost

Deposits from central banks	771	14,010	36,483	2,178	16,486	38,872
Deposits from credit institutions	205	17,464	101,835	77	8,551	109,207
Customer deposits	9,570	28,484	632,554	9,187	26,357	647,578
Marketable debt securities	-	3,445	197,383	-	3,373	201,656
Trading derivatives	78,608	-	-	76,414	-	-
Subordinated liabilities	-	-	20,784	-	-	21,153
Short positions	19,413	-	-	17,362	-	-
Other financial liabilities	-	1	23,368	-	1	20,877
	108,567	63,404	1,012,407	105,218	54,768	1,039,343

	Millions of reais
	31/03/16			31/12/15
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost

Deposits from central banks	3,175	57,685	150,215	9,391	71,083	167,604
Deposits from credit institutions	844	71,906	419,295	332	36,869	470,868
Customer deposits	39,404	117,280	2,604,478	39,612	113,643	2,792,162
Marketable debt securities	-	14,184	812,705	-	14,543	869,480
Trading derivatives	323,661	-	-	329,474	-	-
Subordinated liabilities	-	-	85,576	-	-	91,205
Short positions	79,931	-	-	74,860	-	-
Other financial liabilities	-	4	96,215	-	4	90,015
	447,015	261,059	4,168,484	453,669	236,142	4,481,334

b)	Information on issuances, repurchases or redemptions of debt instruments

Following is a detail, at 31 March 2016 and 2015, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first three months of 2016 and 2015:

	Millions of euros
	31/03/16
	Outstanding beginning balance at 01/01/16	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/16

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	147,103	11,236	(16,631)	(3,972)	137,736
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	4,531	526	(418)	411	5,050
Other debt instruments issued outside EU member states	74,548	15,092	(12,217)	1,404	78,827
	226,182	26,854	(29,266)	(2,157)	221,612

	Millions of reais
	31/03/16
	Outstanding beginning balance at 01/01/16	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/16

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	634.264	48.270	(71.448)	(43.972)	567.114
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	19.535	2.260	(1.796)	793	20.792
Other debt instruments issued outside EU member states	321.429	64.835	(52.485)	(9.220)	324.559
	975.228	115.365	(125.729)	(52.399)	912.465

	Millions of euros
	31/03/15
	Outstanding beginning balance at 01/01/15	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/15

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	148,105	17,481	(18,189)	1,094	148,491
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	2,084	24	(214)	55	1,949
Other debt instruments issued outside EU member states	63,832	24,713	(21,239)	10,311	77,617
	214,021	42,218	(39,642)	11,460	228,057

	Millions of reais
	31/03/15
	Outstanding beginning balance at 01/01/15	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/15

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	477,002	56,201	(58,478)	44,370	519,095
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	6,712	77	(688)	712	6,813
Other debt instruments issued outside EU member states	205,583	79,452	(68,283)	54,581	271,333
	689,297	135,730	(127,449)	99,663	797,241

c)	Other issues guaranteed by the Group

At 31 March 2015 and 2016, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issuances, repurchases or redemptions of debt instruments

The main characteristics of the most significant issuances (excluding promissory notes, securitisations and issuances maturing within less than one year), repurchases or redemptions performed by the Group in the first three months of 2016, or guaranteed by the Bank or Group entities, are as follows:

Issuer data				Data on the transactions performed in the first quarter of 2016
Name	Relationship with the Bank	Country of registered office	(*) Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros) (a)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	A1/A/A	Issue	XS1363002459	Senior	12/02/2016	750	750	EU3M + 0.55%	London	Santander UK plc	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	Aaa/AAA/AAA	Issue	XS1360443979	Mortgage-backed bond	09/02/2016	1,000	1,000	0,25%	London	Santander UK plc	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	Aa3 /A /-	Issue	XS1377475709	Senior	23/03/2016	237	237	Cupon 0	Dublin	Santander UK plc	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	A1/A/A	Issue	US002799AX28	Senior	14/03/2016	1,449	1,449	2,50%	TRACE	Santander UK plc	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	A1/A/A	Issue	US002799AY01	Senior	14/03/2016	307	307	US Libor 3M + 0,14%	TRACE	Santander UK plc	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/ -	Issue	ES0413900392	Mortgage-backed bond	25/01/2016	1,000	1,000	1,50%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/ -	Issue	ES0413900400	Mortgage-backed bond	29/02/2016	393	393	2,03%	AIAF	N/A	N/A

BANCO SANTANDER - CHILE	Subsidiary	Chile	Aa3 /A /A+	Issue	BSTDR10915	Senior	02/03/2016	208	208	2,50%	Chile	N/A	N/A

BANCO SANTANDER - CHILE	Subsidiary	Chile	Aa3 /A /A+	Issue	BSTDR20915	Senior	16/03/2016	331	331	2,60%	Chile	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	A3e/A-/ -	Issue	XS1377492035	Senior	16/03/2016	244	244	EU3M + 0.82%	Dublin	N/A	N/A
SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	A3 / - / BBB+	Issue	XS1369254310	Senior	25/02/2016	500	500	1,00%	Dublin	Santander Consumer Finance S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Issue	XS1373211900	Senior	08/03/2016	300	300	EU3M + 0.58%	Dublin	Banco Santander S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Issue	XS1370695477	Senior	03/03/2016	1,000	1,000	1,37%	Dublin	Banco Santander S.A.	N/A

SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	Uk	Baa1/A/BBB	Issue	US80281LAD73	Senior	08/01/2016	878	878	3,12%	TRACE	N/A	N/A

SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	Uk	Baa1/A/BBB	Issue	XS1345415472	Senior	14/01/2016	632	632	3,62%	London	N/A	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	Uk	Aa3/A/-	Cancellation	XS1023278887	Senior	27/01/2016	500	-	EU3M + 0.35%	London	Santander UK plc	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/-	Cancellation	ES0413440084	Mortgage-backed bond	18/01/2016	1,433	-	3,50%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/AA	Cancellation	ES0413900228	Mortgage-backed bond	20/01/2016	993	-	4,62%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/-	Cancellation	N/A	Mortgage-backed bond	15/03/2016	200	-	EUR BEI	N/A	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	A3/A-/A-	Cancellation	ES0313440143	Senior	23/03/2016	336	-	4,08%	AIAF	N/A	N/A

BANCO SANTANDER - CHILE	Subsidiary	Chile	Aa3/A/A+	Cancellation	USP15069AM29	Senior	19/01/2016	430	-	3ML+1,60%	US	N/A	N/A

BANCO SANTANDER BRASIL, S.A.	Subsidiary	Brazil	Ba3/BBB-/BB	Cancellation	US05966UAH77	Senior	14/01/2016	747	-	4,25%	TRACE	N/A	N/A

BANCO SANTANDER BRASIL, S.A.	Subsidiary	Brazil	Ba3/BBB-/BB	Cancellation	US05966UAR59	Senior	18/03/2016	304	-	8,00%	Multiple	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa1/A-/BBB	Cancellation	XS1107321710	Senior	15/03/2016	298	-	EU3M + 0.50%	Dublin	N/A	N/A

Issuer data				Data on the transactions performed in the first quarter of 2016
Name	Relationship with the Bank	Country of registered office	(*) Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros) (a)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Aa3/AA-/A+	Cancellation	ES0413495005	Mortgage- backed bond	23/03/2016	1,144	-	3,78%	Multiple	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa2/BBB+/BBB-	Cancellation	XS1016635580	Senior	29/01/2016	865	-	1,45%	Dublin	N/A	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Cancellation	XS0899343387	Senior puttable	14/03/2016	339	-	2,15%	Luxemburgo	Banco Santander S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1/A-/BBB+	Cancellation	XS1169932289	Senior	26/01/2016	250	-	EU3M + 0.27%	Dublin	Banco Santander, S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Cancellation	XS1171573188	Senior	28/01/2016	200	-	EU3M + 0.23%	Dublin	Banco Santander, S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Cancellation	XS0828735893	Senior	21/03/2016	2,188	-	4,62%	Multiple	Banco Santander S.A.	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first quarter of 2016.

(*) Belonging to: Moody’s, Fitch and Standard & Poor’s.

Issuer data				Data on the transactions performed in the first quarter of 2016
Name	Relationship with the Bank	Country of registered office	(*)Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of reais) (a)	Balance outstanding (millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	A1/A/A	Issue	XS1363002459	Senior	12/02/2016	3,088	3,088	EU3M + 0.55%	London	Santander UK plc	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	Aaa/AAA/AAA	Issue	XS1360443979	Mortgage- backed bond	09/02/2016	4,117	4,117	0,25%	London	Santander UK plc	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	Aa3 /A /-	Issue	XS1377475709	Senior	23/03/2016	976	976	Cupon 0	Dublin	Santander UK plc	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	A1/A/A	Issue	US002799AX28	Senior	14/03/2016	5,967	5,967	2,50%	TRACE	Santander UK plc	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	UK	A1/A/A	Issue	US002799AY01	Senior	14/03/2016	1,266	1,266	US Libor 3M + 0,14%	TRACE	Santander UK plc	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/ -	Issue	ES0413900392	Mortgage- backed bond	25/01/2016	4,117	4,117	1,50%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/ -	Issue	ES0413900400	Mortgage- backed bond	29/02/2016	1,618	1,618	2,03%	AIAF	N/A	N/A

BANCO SANTANDER - CHILE	Subsidiary	Chile	Aa3 /A /A+	Issue	BSTDR10915	Senior	02/03/2016	856	856	2,50%	Chile	N/A	N/A

BANCO SANTANDER - CHILE	Subsidiary	Chile	Aa3 /A /A+	Issue	BSTDR20915	Senior	16/03/2016	1,364	1,364	2,60%	Chile	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	A3e/A-/ -	Issue	XS1377492035	Senior	16/03/2016	1,006	1,006	EU3M + 0.82%	Dublin	N/A	N/A

SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	A3 / - / BBB+	Issue	XS1369254310	Senior	25/02/2016	2,059	2,059	1,00%	Dublin	Santander Consumer Finance S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Issue	XS1373211900	Senior	08/03/2016	1,235	1,235	EU3M + 0.58%	Dublin	Banco Santander S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Issue	XS1370695477	Senior	03/03/2016	4,117	4,117	1,37%	Dublin	Banco Santander S.A.	N/A

SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	Uk	Baa1/A/BBB	Issue	US80281LAD73	Senior	08/01/2016	3,617	3,617	3,12%	TRACE	N/A	N/A

SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	Uk	Baa1/A/BBB	Issue	XS1345415472	Senior	14/01/2016	2,601	2,601	3,62%	London	N/A	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	Uk	Aa3/A/-	Cancellation	XS1023278887	Senior	27/01/2016	2,059	-	EU3M + 0.35%	London	Santander UK plc	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/-	Cancellation	ES0413440084	Mortgage- backed bond	18/01/2016	5,902	-	3,50%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/AA	Cancellation	ES0413900228	Mortgage- backed bond	20/01/2016	4,090	-	4,62%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aa2/AA/-	Cancellation	N/A	Mortgage- backed bond	15/03/2016	823	-	EUR BEI	N/A	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	A3/A-/A-	Cancellation	ES0313440143	Senior	23/03/2016	1,384	-	4,08%	AIAF	N/A	N/A

BANCO SANTANDER - CHILE	Subsidiary	Chile	Aa3/A/A+	Cancellation	USP15069AM29	Senior	19/01/2016	1,770	-	3ML+1,60%	US	N/A	N/A

BANCO SANTANDER BRASIL, S.A.	Subsidiary	Brazil	Ba3/BBB-/BB	Cancellation	US05966UAH77	Senior	14/01/2016	3,074	-	4,25%	TRACE	N/A	N/A

BANCO SANTANDER BRASIL, S.A.	Subsidiary	Brazil	Ba3/BBB-/BB	Cancellation	US05966UAR59	Senior	18/03/2016	1,250	-	8,00%	Multiple	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa1/A-/BBB	Cancellation	XS1107321710	Senior	15/03/2016	1,227	-	EU3M + 0.50%	Dublin	N/A	N/A

Issuer data				Data on the transactions performed in the first quarter of 2016
Name	Relationship with the Bank	Country of registered office	(*)Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of reais) (a)	Balance outstanding (millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Aa3/AA-/A+	Cancellation	ES0413495005	Mortgage-backed bond	23/03/2016	4,709	-	3,78%	Multiple	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa2/BBB+/BBB-	Cancellation	XS1016635580	Senior	29/01/2016	3,560	-	1,45%	Dublin	N/A	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Cancellation	XS0899343387	Senior puttable	14/03/2016	1,395	-	2,15%	Luxemburgo	Banco Santander S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1/A-/BBB+	Cancellation	XS1169932289	Senior	26/01/2016	1,029	-	EU3M + 0.27%	Dublin	Banco Santander, S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Cancellation	XS1171573188	Senior	28/01/2016	823	-	EU3M + 0.23%	Dublin	Banco Santander, S.A.	N/A

SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	A3/A-/A-	Cancellation	XS0828735893	Senior	21/03/2016	9,010	-	4,62%	Multiple	Banco Santander S.A.	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to reais at the exchange rate prevailing at the end of the first quarter of 2016.

(*) Belonging to: Moody’s, Fitch and Standard & Poor’s.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at 31 March 2016 and 31 December 2015:

	Millions of euros
	31/03/16		31/12/15
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	36,483	36,768	38,872	38,894
Deposits from credit institutions	101,835	101,992	109,207	109,478
Customer deposits	632,554	631,947	647,578	646,916
Marketable debt securities	197,383	200,560	201,656	204,290
Subordinated liabilities	20,784	20,485	21,153	21,085
Other financial liabilities	23,368	23,324	20,877	21,178
LIABILITIES	1,012,407	1,015,076	1,039,343	1,041,841

	Millions of reais
	31/03/16		31/12/15
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	150,215	151,389	167,604	167,699
Deposits from credit institutions	419,295	419,942	470,868	472,036
Customer deposits	2,604,478	2,601,979	2,792,162	2,789,308
Marketable debt securities	812,705	825,786	869,480	880,837
Subordinated liabilities	85,576	84,345	91,205	90,912
Other financial liabilities	96,215	96,034	90,015	91,313
LIABILITIES	4,168,484	4,179,475	4,481,334	4,492,105

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2015.

10.  Provisions

a)	Breakdown

The detail of Provisions at 31 March 2016 and 31 December 2015 is as follows:

	Millions of euros
	31/03/16	31/12/15

Provisions for pensions and similar obligations	8,125	8,272
Provisions for taxes and other legal contingencies	2,629	2,577
Provisions for contingent liabilities and commitments	611	618
Of which: due to country risk	2	2
Other provisions	2,927	3,027
Provisions	14,292	14,494

	Millions of reais
	31/03/16	31/12/15

Provisions for pensions and similar obligations	33,454	35,666
Provisions for taxes and other legal contingencies	10,825	11,111
Provisions for contingent liabilities and commitments	2,516	2,665
Of which: due to country risk	8	9
Other provisions	12,052	13,052
Provisions	58,847	62,494

b)	Provisions for pensions and similar obligations

The change in Provisions for pensions and similar obligations in the first quarter of 2016 related to benefit payments exceeding EUR 300 million (BRL 1,289 million), as well as to the greater obligations arising from the increase in the cumulative actuarial gains and losses as a result of the change in actuarial assumptions.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at 31 March 2016 and at 31 December 2015 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	31/03/16	31/12/15

Provisions for taxes	1,059	997
Provisions for employment-related proceedings (Brazil)	640	581
Provisions for other legal proceedings	930	999
Provision for customer remediation	807	916
Regulatory framework-related provisions	311	308
Provision for restructuring	403	404
Other	1,406	1,399
	5,556	5,604

	Millions of reais
	31/03/16	31/12/15

Provisions for taxes	4,360	4,299
Provisions for employment-related proceedings (Brazil)	2,635	2,505
Provisions for other legal proceedings	3,829	4,308
Provision for customer remediation	3,323	3,951
Regulatory framework-related provisions	1,281	1,329
Provision for restructuring	1,659	1,742
Other	5,790	6,028
	22,877	24,162

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS and the bank levy in the UK.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in Provisions for taxes and other legal contingencies and Other provisions are disclosure in the chart above. With regard to Brazil, the main charges to profit or loss in the period ended 31 March 2016 relate to EUR 48 million (BRL 208 million) due to civil contingencies and EUR 80 million (BRL 344 million) arising from employment-related claims. This increase was partially offset by the use of available provisions, of which EUR 51 million (BRL 221 million) related to labour payments and EUR 75 million (BRL 322 million) to civil payments to restructuring provisions used. With regard to the United Kingdom, were recognised, EUR 14 million (BRL 60 million) of restructuring provisions. These increases were partially offset by the use of EUR 45 million (BRL 193 million) of customer remediation provisions, EUR 29 million (BRL 125 million) regulatory framework (Bank Levy and FSCS) and EUR 30 million (BRL 128) of restructuring.

d)	Litigation and other matters

i. Tax-related litigation

At 31 March 2016, the main tax-related proceedings concerning the Group were as follows:

-

Legal actions filed by Banco Santander (Brasil), S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognised for the amount of the estimated loss.

-

Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

-

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On 23 April 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on 28 May 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification (“embargos de declaraçao”) subsequently filed by the Brazilian Public Prosecutor’s Office, which on 3 September admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a programme of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the programme and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognised, still subsist.

-

Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

-

Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

-

In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability.

-

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on 8 October 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favour. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

-

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander (Brasil) S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavourable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on 12 and 19 June 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognised for the estimated loss.

-

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

-

In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

-

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favourable decision in July 2015, which will foreseeably be appealed at CARF by the Brazilian tax authorities. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

-

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 and in 2015 at second instance the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc., on 13 November 2015, the district judge found for Santander Holdings USA, Inc. in the final decision. On 13 January 2016, the judge ordered the amounts paid over with respect to 2003 to 2005 to be refunded to Santander Holdings USA, Inc. On 11 March 2016 the US government appealed the judge’s decision at the Court of Appeals. The estimated loss relating to this proceeding was provided for.

-

Santander UK has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters, all of which relate to periods prior to Santander UK plc’s adoption of the Code of Practice on Taxation for Banks. However, litigation proceedings were commenced in relation to a small number of these issues, with respect to which the court of first instance found in favour of HM Revenue & Customs. Santander UK has decided not to appeal these rulings. The provision recognised for the amounts relating to these matters has been used in full.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At 31 March 2016, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

The remaining provision for PPI redress and related costs amounted to £436m, which included £450m of additional provisions made for Q4’15. Monthly utilisation, excluding pro-active customer contact, during the quarter was in line with the 2015 average.

Although we are comfortable with our current position, we will continue to review our provision levels in respect of recent claims experiences and the observed impact of the two-year deadline.

-

After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming €66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim, which was dismissed by a Court decision on February 17, 2015. This decision also declared that Banco Santander, S.A. had breached its contractual obligations under the framework financial transaction agreement it had entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by a decision handed down on June 30, 2014. A court order dated 25 May 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander, S.A. lodged an appeal against the court’s decisions 1) to stay the arbitration proceeding and the effects of the arbitral award, 2) to terminate the arbitration agreement 3) not to recognize the contingent claim, and to declare a breach by Banco Santander, S.A. and 4) not to conclude the proceeding due to the non-existence of insolvency.

On 23 June 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims.

In its appeal documents Banco Santander, S.A. requested the stay of any proceedings that might be affected by the decision on the appeals filed, including the stay of the insolvency proceeding and the processing of the arrangement phase until a decision has been handed down on the appeals. By means of an interlocutory order made on 16 September 2015 the Court resolved to postpone the holding of the creditors’ meeting until the Provincial Appellate Court has handed down a decision on the requested stay of the proceedings.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was upheld in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

-

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

-

“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

-

Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interests, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento filed a motion for annulment against the aforementioned judgment which was dismissed in an order dated 2 December 2015. The complainant has stated that it will appeal. The Bank has not recognized any provisions in this connection.

-

On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €32 million in principal and €2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

-

The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this annual report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

-

The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the U.S. Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this financial statements, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, the risk of loss is considered to be remote or non-material.

-

At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid. On February 14, 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014, the companies issued their replies to the Bank’s documents. The preliminary hearing took place on May 16, 2014.

The case was heard from October 12 to December 10, 2015.

The judgment was handed down on March 4, 2016. The Court decided in favor of Banco Santander Totta, S.A. on all requests submitted by it and against the transport companies on all requests made by them. It considered all nine swap contracts to be valid and binding.

Banco Santander Totta, S.A. and its legal advisers consider that this judgment confirmed that the bank acted at all times in accordance with applicable legislation and under the terms of the swaps. As a result, the Group has not recognized any provisions in this connection.

-	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to handling fees in consumer loan agreements.

In May 2014 the German Supreme Court held handling fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to handling fees paid between 2004 and 2011 became statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these handling fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

Provisions of approximately EUR 455 million were recognized in 2014 to cover the estimated cost of the claims. In order to calculate the provision, the claims already received, as well as an estimate of those that could be received in 2015 (the year in which the period for making claims ends as they become statute-barred) were taken into account. The provisions recognized to cover the claims received were used progressively throughout 2014 and 2015.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at March 31, 2016, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.  Equity

In the three-month periods ended 31 March 2016 and 2015 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in total equity.

a)	Issued capital

On 8 January 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million (BRL 23,830 million), of which EUR 607 million (BRL 1,928 million) related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million (BRL 21,902 million) to the share premium.

On 29 January, 29 April and 4 November 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993, 256,046,919 and 117,859,774 shares (1.90%; 1.82% and 0.82% of the share capital) were issued for an amount of EUR 131, 128 and 59 million (BRL 395, 426 and 240 million).

At 31 March 2016, the Bank’s share capital consisted of 14,434,492,579 shares (31 December 2015:14,060,585,886), with a total par value of EUR 7,217 million (BRL 18,016 million). ( 31 December 2015: EUR 7,030 million (BRL 17,350 million)).

b)	Valuation adjustments - Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at 31 March 2016 and 31 December 2015 is as follows:

	Millions of euros
	31/03/16				31/12/15
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	729	(41)	688	34,843	641	(62)	579	35,283
Rest of Europe	76	(68)	8	17,025	283	(47)	236	20,310
Latin America and rest of the world	149	(379)	(230)	33,597	42	(671)	(629)	32,185
Private-sector debt securities	170	(169)	1	28,191	165	(253)	(88)	29,409
	1,124	(657)	467	113,656	1,131	(1,033)	98	117,187

Equity instruments
Domestic
Spain
International	55	(9)	46	1,140	66	(5)	61	1,140
Rest of Europe	374	(10)	364	1,234	438	(14)	424	1,338
United States	16	(1)	15	898	14	(2)	12	980
Latin America and rest of the world	246	(9)	237	1,370	251	(2)	249	1,391
	691	(29)	662	4,642	769	(23)	746	4,849
Of which:
Listed	370	(24)	346	1,834	436	(15)	421	1,986
Unlisted	321	(5)	316	2,808	333	(8)	325	2,863

	1,815	(686)	1,129	118,298	1,900	(1,056)	844	122,036

	Millions of reais
	31/03/16				31/12/15
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	3,001	(169)	2,832	143,462	2,764	(267)	2,497	152,130
Rest of Europe	313	(280)	33	70,099	1,220	(203)	1,017	87,570
Latin America and rest of the world	613	(1,560)	(947)	138,332	181	(2,893)	(2,712)	138,772
Private-sector debt securities	700	(696)	4	116,074	711	(1,091)	(380)	126,803
	4,627	(2,705)	1,922	467,967	4,876	(4,454)	422	505,275

Equity instruments
Domestic
Spain
International	226	(37)	189	4,694	285	(22)	263	4,915
Rest of Europe	1,540	(41)	1,499	5,081	1,889	(61)	1,828	5,769
United States	66	(4)	62	3,697	60	(8)	52	4,225
Latin America and rest of the world	1,013	(37)	976	5,641	1,082	(9)	1,073	5,998
	2,845	(119)	2,726	19,113	3,316	(100)	3,216	20,907
Of which:
Listed	1,523	(98)	1,425	7,551	1,880	(65)	1,815	8,563
Unlisted	1,322	(21)	1,301	11,562	1,436	(35)	1,401	12,344

	7,472	(2,824)	4,648	487,080	8,192	(4,554)	3,638	526,182

In the first quarter of 2016 the Group recognised EUR 8 million (BRL 35 million) in the income statement in relation to impairment of debt instruments.

c)	Valuation adjustments - Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items in the first quarter of 2016 recognised in the statement of recognised income and expense reflect the effect arising from the depreciation of foreign currencies, mainly the pound sterling and the US dollar, and the appreciation of the Brazilian real. Of the change in the balance in the first quarter, a loss of approximately EUR 750 million related to the measurement of goodwill using the period-end exchange rate.

d)	Valuation adjustments - Other valuation adjustments

The changes in the balance of Valuation adjustments - Other valuation adjustments are shown in the condensed consolidated statement of recognised income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling.

The most significant changes in the first three months of 2016 related to:

-	Increase of EUR 187 million (BRL 803 million) in the cumulative actuarial losses relating to the Group’s businesses in the UK, due to the change in the discount rate from 3.74% to 3.41% and a higher than expected return on plan assets.

-	Changes as a result of changes in exchange rates, mainly in the UK (depreciation of the pound), and Brazil (appreciation of the real).

12. Segment information

In 2015 the Group made changes to its criteria for the management and presentation of its financial information by segment:

Information related to the three-month period ended 31 March 2015 following has been re-elaborated under these criteria to be comparative.

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for the three-month periods ended 31 March 2016 and 2015.

Segment	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
	31/03/16	31/03/15	31/03/16	31/03/15	31/03/16	31/03/15

Continental Europe	5,351	5,429	(90)	156	5,261	5,585
United Kingdom	2,458	2,957	235	(157)	2,693	2,800
Latin America	8,198	8,110	(332)	(213)	7,866	7,897
United States	2,454	2,512	16	(6)	2,470	2,506
Corporate Activities	(160)	(641)	1,663	4,279	1,503	3,638
Inter-segment revenue adjustments and eliminations	-	-	(1,492)	(4,059)	(1,492)	(4,059)
Total	18,301	18,367	-	-	18,301	18,367

Segment	Revenue (Millions of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
	31/03/16	31/03/15	31/03/16	31/03/15	31/03/16	31/03/15

Continental Europe	22,989	17,454	(386)	502	22,603	17,956
United Kingdom	10,558	9,507	1,009	(506)	11,567	9,001
Latin America	35,220	26,073	(1,425)	(686)	33,795	25,387
United States	10,544	8,077	68	(21)	10,612	8,056
Corporate Activities	(688)	(2,062)	7,145	13,761	6,457	11,699
Inter-segment revenue adjustments and eliminations	-	-	(6,411)	(13,050)	(6,411)	(13,050)
Total	78,623	59,049	-	-	78,623	59,049

Also, following is the reconciliation of the Group’s consolidated profit after tax for the three-month periods ended 31 March 2016 and 2015, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	31/03/16	31/03/15

Continental Europe	776	712
United Kingdom	462	479
Latin America	841	985
United States	160	356
Corporate Activities	(318)	(465)
Total profit of the segments reported	1,921	2,067
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	810	922

Profit before tax	2,731	2,989

	Consolidated profit (Millions of reais)
Segment	31/03/16	31/03/15

Continental Europe	3,332	2,288
United Kingdom	1,986	1,540
Latin America	3,612	3,168
United States	689	1,146
Corporate Activities	(1,365)	(1,497)
Total profit of the segments reported	8,254	6,645
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	3,480	2,964

Profit before tax	11,734	9,609

13. Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first three months of 2016 and 2015, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised.

Millions of euros
31/03/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	4	-	4
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	4	-	4
	-	-	8	-	8
Income:
Finance income	-	-	29	4	33
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	253	1	254
	-	-	282	5	287

Millions of reais
31/03/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	17	-	17
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	17	-	17
	-	-	34	-	34
Income:
Finance income	-	-	125	17	142
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	1.087	4	1.091
	-	-	1.212	21	1.233

	Millions of euros
	31/03/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	2	-	-	2
Financing agreements: loans and capital contributions (lender)	-	20	7,647	1,339	9,006
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	45	1,472	62	1,579
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	42	187	229
Guarantees received	-	-	-	-	-
Commitments acquired	-	6	59	143	208
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	2	-	8	10
Other transactions	-	-	3,640	2,435	6,075

	Millions of reais
	31/03/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	8	-	-	8
Financing agreements: loans and capital contributions (lender)	-	82	31,486	5,513	37,081
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	185	6,061	255	6,501
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	173	770	943
Guarantees received	-	-	-	-	-
Commitments acquired	-	25	243	589	857
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	8	-	33	41
Other transactions	-	-	14,987	10,026	25,013

Millions of euros
31/03/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	4	-	4
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	5	-	5

	-	-	9	-	9
Income:
Finance income	-	-	25	4	29
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	236	5	241
	-	-	261	9	270

Millions of reais
31/03/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	13	-	13
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	16	-	16
	-	-	29	-	29
Income:
Finance income	-	-	80	13	93
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	759	16	775
	-	-	839	29	868

	Millions of euros
	31/03/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	28	6,954	604	7,586
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	31	1,283	74	1,388
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	43	194	237
Guarantees received	-	-	-	-	-
Commitments acquired	-	5	55	182	242
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	5	-	21	26
Other transactions	-	-	4,356	1,816	6,172

	Millions of reais
	31/03/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	98	24,310	2,111	26,519
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	108	4,485	259	4,852
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	150	678	828
Guarantees received	-	-	-	-	-
Commitments acquired	-	17	192	636	845
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	17	-	73	90
Other transactions	-	-	15,228	6,348	21,576

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 288 million (BRL 1,184million) at 31 March 2016 (31 March 2015: EUR 334 million (BRL 1,168 million)).

14. Average headcount

The average number of employees at the Group and at the Bank, by gender, in the three-month periods ended 31 March 2016 and 2015 was as follows:

Average headcount	Bank		Group
	31/03/16	31/03/15	31/03/16	31/03/15

Men	12,902	13,081	87,193	83,489
Women	10,221	10,152	107,216	102,421
	23,123	23,233	194,409	185,910

15. Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at the end of the three-month periods ended 31 March 2016 and 31 December 2015, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	31/03/16			31/12/15
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	64,179	88,442	152,621	65,849	81,438	147,287

Other financial assets at fair value through profit or loss	3,148	45,623	48,771	3,244	41,799	45,043
Available-for-sale financial assets (1)	86,821	29,718	116,539	92,284	27,962	120,246
Hedging derivatives (assets)	38	8,543	8,581	271	7,456	7,727
Financial liabilities held for trading	17,424	91,143	108,567	17,058	88,160	105,218

Other financial liabilities at fair value through profit or loss	-	63,404	63,404	-	54,768	54,768
Hedging derivatives (liabilities)	13	8,054	8,067	400	8,537	8,937
Liabilities under insurance contracts	-	656	656	-	627	627

	Millions of reais
	31/03/16			31/12/15
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	264,254	364,148	628,402	283,922	351,136	635,058

Other financial assets at fair value through profit or loss	12,961	187,848	200,809	13,987	180,225	194,212
Available-for-sale financial assets (1)	357,477	122,361	479,838	397,901	120,563	518,464
Hedging derivatives (assets)	157	35,174	35,331	1,169	32,148	33,317
Financial liabilities held for trading	71,742	375,273	447,015	73,550	380,119	453,669

Other financial liabilities at fair value through profit or loss	-	261,059	261,059	-	236,142	236,142
Hedging derivatives (liabilities)	51	33,164	33,215	1,726	36,808	38,534
Liabilities under insurance contracts	-	2,701	2,701	-	2,703	2,703

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at 31 March 2016, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,759 million (BRL 7,242 million) (31 December 2015: EUR 1,790 million (BRL 7,718 million)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of level 3 financial instruments in the first three months of 2016.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used. Observable market data are including credit risk components.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at 31 December 2015.

The CVA and DVA recognised at 31 March 2016 amounted to EUR 868 million and EUR 518 million (BRL: 3,574 AN 2,134 million)), respectively.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 31 March 2016 and 31 December 2015:

	Millions of euros
	Fair values calculated using internal models at 31/03/2016		Fair values calculated using internal models at 31/12/2015
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	169,994	2,332	156,174	2,481
Financial assets held for trading	87,450	992	80,488	950
Loans and advances to credit institutions	4,468	-	-	-	Present Value Method	Observable market data
Loans and advances to customers (a)	6,866	-	2,293	-	Present Value Method	Observable market data
Debt and equity instruments	1,050	7	6,081	43	Present Value Method	Observable market data, HPI
Trading derivatives	75,066	985	650	907
Swaps	55,914	55	71,464	54	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,145	-	52,904	-	Black-Scholes Model	Observable market data, liquidity, credit spread
Interest rate options	8,790	702	1,005	619	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation, credit spread
Interest rate futures	348	-	8,276	-	Present Value Method	Observable market data, credit spread
Index and securities options	1,489	111	84	120	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI, credit spread
Other	7,380	117	1,585	114	Present Value Method, Monte Carlo simulation and other	Observable market data, credit spread and other
Hedging derivatives	8,516	27	7,438	18
Swaps	7,786	27	6,437	18	Present Value Method	Observable market data, basis, credit spread
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data, credit spread
Interest rate options	21	-	19	-	Black’s Model	Observable market data, credit spread
Other	709	-	982	-	N/A	N/A
Other financial assets at fair value through profit or loss	45,108	515	41,285	514
Loans and advances to credit institutions	30,714	-	26,403	-	Present Value Method	Observable market data
Loans and advances to customers (c)	13,801	83	14,213	81	Present Value Method	Observable market data, HPI
Debt and equity instruments	593	432	669	433	Present Value Method	Observable market data
Available-for-sale financial assets	28,920	798	26,963	999
Debt and equity instruments	28,920	798	26,963	999	Present Value Method	Observable market data
LIABILITIES:	162,895	362	151,768	324
Financial liabilities held for trading	90,795	348	87,858	302
Deposits from central banks	771	-	2,178	-	Present Value Method	Observable market data
Deposits from credit institutions	205	-	76	-	Present Value Method	Observable market data
Customer deposits	9,570	-	9,187	-	Present Value Method	Observable market data
Marketable debt securities	-	-	-	-	Present Value Method	Observable market data, liquidity
Trading derivatives	77,698	348	74,893	302
Swaps	57,883	1	55,055	1	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI, credit spread
Exchange rate options	1,037	-	901	-	Black-Scholes Model	Observable market data, liquidity, credit spread
Interest rate options	10,190	247	9,240	194	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation, credit spread
Index and securities options	1,765	100	2,000	107	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI, credit spread
Interest rate and equity futures	371	-	101	-	Present Value Method	Observable market data, credit spread
Other	6,453	-	7,596	-	Present Value Method, Monte Carlo simulation and other	Observable market data, credit spread and other
Short positions	2,551	-	1,524	-	Present Value Method	Observable market data
Hedging derivatives	8,045	9	8,526	11
Swaps	7,461	9	7,971	11	Present Value Method	Observable market data, basis, credit spread
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data, credit spread
Interest rate options	16	-	12	-	Black’s Model	Observable market data, credit spread
Other	569	-	543	-	N/A	N/A
Other financial liabilities at fair value through profit or loss	63,399	5	54,757	11	Present Value Method	Observable market data
Liabilities under insurance contracts	656	-	627	-	Present Value Method

	Millions of reais
	Fair values calculated using internal models at 31/03/2016		Fair values calculated using internal models at 31/12/2015
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	699.932	9.599	673,375	10,697
Financial assets held for trading	360.066	4.082	347,040	4,096
Loans and advances to credit institutions	18.397	-	9,887	-	Present Value Method	Observable market data
Loans and advances to customers (a)	28.270	-	26,219	-	Present Value Method	Observable market data
Debt and equity instruments	4.323	28	2,803	185	Present Value Method	Observable market data, HPI
Trading derivatives	309.076	4.054	308,131	3,911
Swaps	230.220	226	228,106	233	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	4.714	-	4,333	-	Black-Scholes Model	Observable market data, liquidity, credit spread
Interest rate options	36.192	2.890	35,684	2,669	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation, credit spread
Interest rate futures	1.433	-	362	-	Present Value Method	Observable market data, credit spread
Index and securities options	6.131	457	6,834	517	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI, credit spread
Other	30.386	481	32,812	492	Present Value Method, Monte Carlo simulation and other	Observable market data, credit spread and other
Hedging derivatives	35.063	111	32,070	78
Swaps	32.058	111	27,754	78	Present Value Method	Observable market data, basis, credit spread
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data, credit spread
Interest rate options	86	-	82	-	Black’s Model	Observable market data, credit spread
Other	2.919	-	4,234	-	N/A	N/A
Other financial assets at fair value through profit or loss	185.728	2.120	178,009	2,216
Loans and advances to credit institutions	126.462	-	113,842	-	Present Value Method	Observable market data
Loans and advances to customers (c)	56.824	342	61,282	349	Present Value Method	Observable market data, HPI
Debt and equity instruments	2.442	1.778	2,885	1,867	Present Value Method	Observable market data
Available-for-sale financial assets	119.075	3.286	116,256	4,307
Debt and equity instruments	119.075	3.286	116,256	4,307	Present Value Method	Observable market data
LIABILITIES:	670.706	1.491	654,377	1,395
Financial liabilities held for trading	373.840	1.433	378,818	1,301
Deposits from central banks	3.175	-	9,391	-	Present Value Method	Observable market data
Deposits from credit institutions	844	-	328	-	Present Value Method	Observable market data
Customer deposits	39.402	-	39,610	-	Present Value Method	Observable market data
Marketable debt securities	-	-	-	-	Present Value Method	Observable market data, liquidity
Trading derivatives	319.915	1.433	322,915	1,301
Swaps	238.327	4	237,382	4	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI, credit spread
Exchange rate options	4.271	-	3,883	-	Black-Scholes Model	Observable market data, liquidity, credit spread
Interest rate options	41.954	1.017	39,838	836	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation, credit spread
Index and securities options	7.267	412	8,626	461	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI, credit spread
Interest rate and equity futures	1.528	-	435	-	Present Value Method	Observable market data, credit spread
Other	26.568	-	32,751	-	Present Value Method, Monte Carlo simulation and other	Observable market data, credit spread and other
Short positions	10.504	-	6,574	-	Present Value Method	Observable market data
Hedging derivatives	33.127	37	36,761	47
Swaps	30.720	37	34,369	47	Present Value Method	Observable market data, basis, credit spread
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data, credit spread
Interest rate options	65	-	53	-	Black’s Model	Observable market data, credit spread
Other	2.342	-	2,339	-	N/A	N/A
Other financial liabilities at fair value through profit or loss	261.038	21	236,095	47	Present Value Method	Observable market data
Liabilities under insurance contracts	2.701	-	2,703	-	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)

Includes credit risk derivatives with a positive net fair value of EUR 3 million (BRL 12 million) recognised in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)

Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-

Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

●

The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

●

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

●

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

●	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-

Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

-	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

The net gain recognised in the income statement for the first three months of 2016 arising from the aforementioned valuation models amounted to EUR 125 million (BRL: 536 million).

The table below shows the effect, at 31 March 2016, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of euros)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27% - 41%	37,03%	(0,1)	0,1
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(2,0)	2,0
	Present Value Method	Prepaid Curves	(a)	(a)	(0,4)	0,4
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2,69%	(40,5)	34,7
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	695,42(**)	(11,4)	11,4
	Standard Gaussian Copula Model	Probability of default	0%-5%	2,21%	(3,9)	3,1
	Advanced local and stochastic volatility models	Correlation between share prices	57,1%-77,1%	67,10%	(8,7)	8,7
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,0001-0,03	0,01 (***)	-	40,4

Hedging Derivatives (Assets)
Hedging Derivatives	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,0001-0,03	3,0%	(0,01)	-

Other financial assets at fair value through profit or loss

Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate (Corrected by mortality rates)	0%-5%	2,8%	(8,9)	6,9
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate(Corrected by mortality rates)	0%-5%	2,7%	(50,0)	42,9
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	695,42 (**)	(24,5)	24,5

Available-for-sale financial assets

Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(0,8)	0,8

Financial liabilities held for trading
Hedging derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2,21%	(16,2)	12,8
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	667,8 (**)	(18,3)	19,5
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	-	-

	Advanced local and stochastic volatility models	Correlation between share prices	57,1%-77,1%	67,10%	(b)	(b)

	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,0001-0,03	0,01 (***)	(b)	(b)

Hedging Derivatives (Liabilities)
Hedging derivatives	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,0001-0,03	3,00%	(0,01)	-
Other financial liabilities at fair value through profit or loss	-	-	-	-	(b)	(b)

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of reais)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27% - 41%	37,03%	(0,2)	0,6
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(8,5)	8,5
	Present Value Method	Prepaid Curves	(a)	(a)	(1,6)	1,6
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2,69%	(173,9)	149,0
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	695,42(**)	(48,8)	48,8
	Standard Gaussian Copula Model	Probability of default	0%-5%	2,21%	(16,7)	13,2
	Advanced local and stochastic volatility models	Correlation between share prices	57,1%-77,1%	67,10%	(37,4)	37,4
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,0001-0,03	0,01 (***)	-	173,6

Hedging Derivatives (Assets)
Hedging Derivatives	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,0001-0,03	3,0%	(0,04)	-

Other financial assets at fair value through profit or loss

Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate (Corrected by mortality rates)	0%-5%	2,8%	(38,1)	29,7
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate(Corrected by mortality rates)	0%-5%	2,7%	(214,8)	184,1
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	695,42 (**)	(105,3)	105,3

Available-for-sale financial assets

Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(3,3)	3,3

Financial liabilities held for trading
Hedging derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2,21%	(69,7)	55,2
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	667,8 (**)	(78,7)	83,6
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	-	-

	Advanced local and stochastic volatility models	Correlation between share prices	57,1%-77,1%	67,10%	(b)	(b)

	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,0001-0,03	0,01 (***)	(b)	(b)

Hedging Derivatives (Liabilities)						-
Hedging derivatives	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,0001-0,03	3,00%	(0,04)	-
Other financial liabilities at fair value through profit or loss	-	-	-	-	(b)	(b)

(*)

TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**)	There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(***)

Theoretical average value of the parameter. The change arising on a favourable scenario is from 00001 to 0.03. An unfavourable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavourable scenario would be losses of EUR 2.3 million (BRL 9.8 million).

(a)

The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.

(b)

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first quarter of 2016 were as follows:

	31/12/15	Changes									31/03/16
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	950	-	(73)	-	-	157	-	-	(32)	(10)	992
Debt and equity instruments	43	-	(5)	-	-	1	-	-	(32)	-	7
Trading derivatives	907	-	(68)	-	-	156	-	-	-	(10)	985
Swaps	54	-	-	-	-	1	-	-	-	-	55
Interest rate options	619	-	(59)	-	-	142	-	-	-	-	702
Index and securities options	120	-	(9)	-	-	3	-	-	-	(3)	111
Other	114	-	-	-	-	10	-	-	-	(7)	117
Hedging derivatives	18	-	(7)	-	-	16	-	-	-	-	27
Swaps	18	-	(7)	-	-	16	-	-	-	-	27
Other financial assets at fair value through profit or loss	514	-	(9)	-	-	31	-	-	-	(21)	515
Loans and advances to customers	81	-	-	-	-	9	-	-	-	(7)	83
Debt and equity instruments	433	-	(9)	-	-	22	-	-	-	(14)	432
Available-for-sale financial assets	999	6	(71)	-	(12)	-	-	3	-	(127)	798
TOTAL ASSETS	2,481	6	(160)	-	(12)	204	-	3	(32)	(158)	2,332

Financial assets held for trading	302	-	(24)	-	-	76	-	-	-	(6)	348
Trading derivatives	302	-	(24)	-	-	76	-	-	-	(6)	348
Swaps	1	-	-	-	-	-	-	-	-	-	1
Interest rate options	194	-	(22)	-	-	76	-	-	-	(1)	247
Index and securities options	107	-	(2)	-	-	-	-	-	-	(5)	100
Hedging derivatives	11	-	(3)	-	-	2	-	-	-	(1)	9
Swaps	11	-	(3)	-	-	2	-	-	-	(1)	9
Other financial liabilities at fair value through profit or loss	11	-	-	-	-	1	-	-	-	(7)	5
TOTAL LIABILITIES	324	-	(27)	-	-	79	-	-	-	(14)	362

	31/12/15	Changes									31/03/16
Millions of reais	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	4,096	-	(314)	-	-	674	-	-	(137)	(237)	4,082
Debt and equity instruments	185	-	(21)	-	-	4	-	-	(137)	(3)	28
Trading derivatives	3,911	-	(292)	-	-	670	-	-	-	(235)	4,054
Swaps	233	-	-	-	-	4	-	-	-	(11)	226
Exchange rate options	-	-	-	-	-	-	-	-	-	-	-
Interest rate options	2,669	-	(253)	-	-	610	-	-	-	(136)	2,890
Index and securities options	517	-	(39)	-	-	13	-	-	-	(34)	457
Other	492	-	-	-	-	43	-	-	-	(54)	481
Hedging derivatives	78	-	(30)	-	-	68	-	-	-	(5)	111
Swaps	78	-	(30)	-	-	68	-	-	-	(5)	111
Other financial assets at fair value through profit or loss	2,216	-	(39)	-	-	135	-	-	-	(192)	2,120
Loans and advances to customers	349	-	-	-	-	39	-	-	-	(46)	342
Debt and equity instruments	1,867	-	(39)	-	-	96	-	-	-	(146)	1,778
Available-for-sale financial assets	4,307	26	(305)	-	(52)	-	-	13	-	(703)	3,286
TOTAL ASSETS	10,697	26	(688)	-	(52)	877	-	13	(137)	(1,137)	9,599

Financial assets held for trading	1,301	-	(104)	-	-	327	-	-	-	(91)	1,433
Trading derivatives	1,301	-	(104)	-	-	327	-	-	-	(91)	1,433
Swaps	4	-	-	-	-	-	-	-	-	-	4
Interest rate options	836	-	(95)	-	-	327	-	-	-	(51)	1,017
Index and securities options	461	-	(9)	-	-	-	-	-	-	(40)	412
Other	-	-	-	-	-	-	-	-	-	-	-
Hedging derivatives	47	-	(13)	-	-	9	-	-	-	(6)	37
Swaps	47	-	(13)	-	-	9	-	-	-	(6)	37
Other financial liabilities at fair value through profit or loss	47	-	-	-	-	5	-	-	-	(31)	21
TOTAL LIABILITIES	1,395	-	(117)	-	-	341	-	-	-	(128)	1,491

16.    Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the financial reporting framework applicable to the Group in Spain and to comply with certain regulatory requirements and specific provisions established in CVM in Brazil (see Note 1.b).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 4, 2016	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer